Exhibit 99.5

ADVOCATE GENERAL JACOBS OPINION

Advocate General Jacobs of the European Court of Justice today published his opinion on the future taxation of West Singles and stated that they “must be classified as cigarettes under Article 4(1)(b) of Directive 95/59 and must bear the minimum rate of duty laid down in Article 2(1) of Directive 92/79”.

Gareth Davis, Chief Executive of Imperial Tobacco Group, said:

“We are disappointed with the opinion but await the final European Court of Justice ruling, which is expected later this year.

“We believe that taxing Singles at the same rate as cigarettes is likely to encourage even more cross-border trade and deprive the German government of even more tax revenue.

“However, many German consumers are also likely to move to roll your own tobacco products or other make your own tobacco products. Additionally, they may also move to low price cigarettes.

“The strength of our broad product portfolio leaves us well placed to capitalise on this consumer migration.”

The European Court of Justice ruling will only determine the future taxation of Singles. It will not affect the taxation of any other tobacco category.

If the ruling concurs with the Advocate General’s opinion, the EU Commission and the German government will negotiate the implementation of the ruling.

ENDS

NOTES TO EDITORS

The EU Commission referred the German government to the European Court of Justice in late 2003 over the taxation of West Singles, which are currently taxed as fine cut tobacco. At that time, West Singles was the major Singles product available in the German market. The Commission is seeking to have Singles taxed at the same rate as cigarettes. The case was heard in May 2005.

Singles (also known as modern make your own tobacco products) refers to pre-rolled cartridges of tobacco, which are not able to be smoked when purchased. The cartridges are inserted into cigarette paper tubes with filters, using a special device resembling a pen. The tobacco cartridges and the paper tubes with filters are sold separately.

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